1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : February 9, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Jan.	Net sales	79,740,672	76,616,258

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	50,102,687	20,442,840

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	357,679,212	36,050,524

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	23,745,734
	Mark to Market Profit/Loss	276,487
	Unrealized Profit/Loss	(59,497)
Expired Contracts	Notional Amount	54,486,520
	Realized Profit/Loss	557,223
Equity price linked product (Y/N)		N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	17,211,742
	Mark to Market Profit/Loss	320,242
	Unrealized Profit/Loss	123,214
Expired Contracts	Notional Amount	16,798,169
	Realized Profit/Loss	492,838
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	516,908
	Mark to Market Profit/Loss	5,793
	Unrealized Profit/Loss	748
Expired Contracts	Notional Amount	344,291
	Realized Profit/Loss	4,816
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,093,646
	Mark to Market Profit/Loss	(3,982)
	Unrealized Profit/Loss	3,951
Expired Contracts	Notional Amount	4,442,713
	Realized Profit/Loss	(3,634)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,649,104
	Mark to Market Profit/Loss	73,579
	Unrealized Profit/Loss	68,895
Expired Contracts	Notional Amount	—
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(16,692)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,297,251
	Mark to Market Profit/Loss	5,206,002
	Unrealized Profit/Loss	85,287
Expired Contracts	Notional Amount	1,499,653
	Realized Profit/Loss	14,157
Equity price linked product (Y/N)		N